Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com

November 21, 2008

VIA EDGAR AND HAND DELIVERY

Jennifer R. Hardy
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mail Stop 7010

Re:         The Middleby Corporation
Pre-Effective Amendment 1 to Registration Statement on Form S-4
Filed October 31, 2008
                File No. 333-153386

Dear Ms. Hardy:

We are writing on behalf of our client, The Middleby Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 10, 2008 (the “Comment Letter”), with respect to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, filed with the Commission on October 31, 2008 (the “Registration Statement”).  For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.  Enclosed is a copy of Amendment No. 2 to the Registration Statement, which is being filed via EDGAR concurrently herewith and which has been marked to show changes from the Amendment No. 1 to Registration Statement as previously filed.  Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 2 to the Registration Statement.

S-4

Securities and Exchange Commission
November 21, 2008

General

1.	Please provide updated consents from your independent auditors pursuant to Item 601 of Regulation S-K and updated financial statements pursuant to Rule 3-12 of Regulation S-X.

Response:  The Company has included in Amendment No. 2 updated financial statements for the Company and TurboChef Technologies, Inc. and updated consents from the independent auditors.

Summary, page 1

2.
Refer to prior comment 5. As noted previously, Item 1001 of Regulation M-A requires a summary term sheet beginning on the first or second page of the disclosure document which includes page number cross references to further discussion in the prospectus provided to stockholders. Additionally, Item 1001 of Regulation M-A specifies that the summary term sheet must describe briefly in bullet format the most material terms of the proposed transaction and provide securityholders sufficient information to understand the essential features and significance of the proposed transaction. Please revise to comply with all of the item’s requirements.

Response:  In response to the Staff’s comment (and further clarification by telephone with Ms. Hardy), the Company has moved the Q&A Section of the prospectus/proxy statement to follow immediately after a summary term sheet which has been reformatted in a dual column presentation and reduced in length to include only the most material terms with appropriate page number cross-references to further discussion in the document.

Q: What are the material United States federal income tax consequences of the merger?, page 5; Conditions to Completion of the Merger, page 8; Material United States Federal Income Tax Consequences of the Merger, page 57; Conditions to Obligations to Complete the Merger, page 74

3.
We note the revised “should not recognize any loss” language on pages 8 and 58.  Explain why counsel is unable to provide a “will not” conclusion rather than a “should not” conclusion, and disclose any resulting risks to United States holders of TurboChef common stock.

Response:  In response to the Staff’s comment, the Company has provided a “will not” conclusion on the referenced pages.

4.	Refer to prior comment 8. As requested previously, delete the word “generally” in the fourth bullet point under “Tax Consequences of the Merger” on page 59.

Response:  In response to the Staff’s comment, the Company has deleted the requested language.

Securities and Exchange Commission
November 21, 2008

Interests of Executive. Officers and Directors of TurboChef in the Merger, page 55

5.	Disclose also any TurboChef shares to be exchanged for the merger consideration and any cash to be received in lieu of any fractional share of common stock. See Item 5 of Schedule 14A.

Response:  In response to the Staff’s comment, the Company has added an additional chart to indicate what TurboChef shares are held by directors and executive officers and what merger consideration will be received as a result.  See page 59 of Amendment No. 2.

Where You Can Find More Information, page 89

6.
We note that TurboChef’s current report on Form 8-K dated September 9, 2008 and filed September 16, 2008 which is incorporated by reference discloses a shareholder class action lawsuit challenging the proposed merger. Advise what consideration you have given to disclosure of the shareholder class action lawsuit in the proxy statement/prospectus.

Response:  In response to the Staff’s comment, the disclosure on page 64 of Amendment No. 2 has been revised to include additional information related to the shareholder class action lawsuit.

Exhibit Index

7.	List the consent of Paul, Hastings, Janofsky & Walker LLP as an exhibit in the exhibit index and indicate that the consent is included in exhibit 8.2.

Response:  In response to the Staff’s comment, the Company has listed the consent of Paul, Hastings, Janofsky & Walker LLP as an exhibit, which consent is included in Exhibit 8.2.

Exhibits 8.1 and 8.2

8.
We note that you filed forms of tax opinions as exhibits 8.1 and 8.2 in response to prior comments 9 and 10. As noted previously, you must file executed tax opinions before the registration statement’s effectiveness since the conditions for receipt of a tax opinion from legal counsel to Middleby or TurboChef may be waived. Please file executed tax opinions before the registration statement’s effectiveness.

Securities and Exchange Commission
November 21, 2008

Response:  The Company and TurboChef respectfully advise the Staff that they will file the  executed tax opinions of their respective counsel on the date that the Registration Statement is declared effective.

9.
We note the statement in exhibit 8.1 “This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion” and the statement in exhibit 8.2 “we undertake no responsibility to advise you of any new development in the application or interpretation of the federal income tax laws.” Since the opinions must speak as of the date of the registration statement’s effectiveness, please delete this language in the executed tax opinions filed before the registration statement’s effectiveness. Alternatively, please file newly executed tax opinions immediately before the registration statement’s effectiveness because the tax opinions must speak as of that time.

Response:  The Company and TurboChef respectfully advise the Staff that they will file the  executed tax opinions of their respective counsel on the date that the Registration Statement is declared effective.

*****

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0738) with any questions or further comments you may have.

Very truly yours,

/s/ Shilpi Gupta
Attachments

cc:           Timothy J. FitzGerald
(The Middleby Corporation
Reinaldo Pasqual
(Paul, Hastings, Janofsky & Walker LLP)